# Abbey Capital

[redacted]

07028709

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

SUPPL

RECEIVED
2007 DEC 18 A 10:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**11th December 2007**

***Re: Submission of ACL Alternative Fund Ltd, file number 34999***

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period November 1st to November 30st, 2007

- Monthly Performance Report for November.
- Daily NAV's for ACL Alternative Fund for November.

Please do not hesitate to contact me directly should you have any additional questions.

**Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.**

**PROCESSED**
**DEC 28 2007**
**THOMSON FINANCIAL**

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

12/19

RECEIVED
2007 DEC 18 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

30-Nov-07

*Submission of ACL Alternative Fund Ltd, file number **34999***

| Date | NAV |
|---|---|
| 31-Oct-07 | 179.6900 |
| 1-Nov-07 | 177.960 |
| 2-Nov-07 | 180.120 |
| 5-Nov-07 | 178.670 |
| 6-Nov-07 | 181.630 |
| 7-Nov-07 | 182.940 |
| 8-Nov-07 | 182.160 |
| 9-Nov-07 | 181.950 |
| 12-Nov-07 | 177.340 |
| 13-Nov-07 | 176.180 |
| 14-Nov-07 | 177.390 |
| 15-Nov-07 | 177.340 |
| 16-Nov-07 | 178.400 |
| 19-Nov-07 | 179.500 |
| 20-Nov-07 | 181.660 |
| 21-Nov-07 | 183.040 |
| 23-Nov-07 | 183.900 |
| 26-Nov-07 | 184.690 |
| 27-Nov-07 | 182.010 |
| 28-Nov-07 | 180.290 |
| 29-Nov-07 | 180.730 |
| 30-Nov-07 | 178.380 |

RECEIVED

2007 DEC 18 A 10:32

# Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

## ACL Alternative Program USD Share Class A

**Monthly Performance Update November 2007 -0.7%, +5.6% Year-to-date**

**Summary**

The ACL Alternative Fund USD Share Class A was down -0.7% in November, and is currently +5.6% year-to-date. The sharp decline in the equity markets during the month had led to gains intra-month for the portfolio in FX, Bond and Energy trading but the strong equity market recovery in the final week led to a small decline for November. Short-term traders provided excellent portfolio diversification given the difficult whipsaw market environment for trend followers.

Reversals in FX and Equity markets were the main drivers of losses, with a sharp late-month decline in oil prices also contributing to the negative performance. Fears of a US economic slowdown saw Equity markets fall sharply and Bond markets rally, before increased expectations of further Fed interest rate cuts saw equities recover sharply into month-end.

**FX**

The USD continued its decline against the majors early in the month, touching a record low of 1.4967 against the EUR and a two-year low under 108 versus the JPY on evidence of a slowing US economy. However, increased speculation that the Fed would be aggressive in its efforts to prevent a recession saw the USD recover to close at 1.4633 against the EUR and 111.24 versus the JPY. The USD finished strongly against the AUD as continuing credit concerns saw an unwinding of carry trade positions, while the CAD fell over -5%, aided by a decline in commodity prices. The CHF approached record highs against the USD, but weakened into month-end on signs of a return in risk appetite.

**Equity**

Equity markets finished sharply lower with financial stocks declining to two-year lows on continuing mortgage market concerns. The S&P touched an intra-month low of -9% before the prospect of a Fed rate cut in December saw a late-month rally. At month-end the S&P 500 was down -4.4%, touching a three-month low, while the NASDAQ Composite closed down -6.9%. In Europe, the FTSE finished -4.3% lower and the DAX closed down -1.8%, while in Asia the Hang Seng fell -8.6%.

**Financials**

Bond prices rose sharply on the month as renewed credit market concerns and volatile equity markets saw increased demand for safe-haven assets. The yield on the US Treasury 10-year note fell to a three-year low as the one-month interbank rate for borrowing in USD rose at its fastest pace in more than a decade.

**Energy**

Despite rallying to a record price above $99 during November, Crude Oil closed lower on the month as expectations of increased output from OPEC members saw it fall below $89. Natural Gas prices also declined, losing -12% on mild US weather forecasts.

**Agriculture and Metals**

Soybean prices rose to a 34-year high, finishing nearly +7% higher after China increased its purchases of the crop. Gold rose to a record closing of $837 during the month, but closed lower at $782 on falling energy prices and a rebound in the USD.

*Continued overleaf..*

**ACL Alternative Program Monthly Rates of Return ($ Class A)**

*(commencing 1st December 2000)*

| | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|---|---|
| January | - | 4.8% | -1.6% | 4.6% | 0.7% | -5.0% | 5.5% | 1.5% |
| February | - | 2.4% | -2.5% | 8.4% | 7.1% | 0.2% | -2.9% | -4.8% |
| March | - | 6.4% | 3.2% | -7.7% | -0.3% | 0.7% | 3.5% | -2.1% |
| April | - | -5.2% | -2.6% | 1.0% | -5.9% | -2.8% | 7.3% | 4.8% |
| May | - | [illegible] | -5.4% | 7.2% | -2.3% | 2.6% | -0.6% | 2.4% |
| June | - | -1.6% | 10.6% | -4.8% | -4.3% | 3.8% | -2.9% | 3.4% |
| July | - | [illegible] | -4.8% | [illegible] | -1.8% | 0.1% | -2.9% | -4.5% |
| August | - | 5.8% | 4.8% | -0.9% | -2.2% | 1.9% | 1.2% | -5.4% |
| September | - | 7.0% | 5.5% | -1.0% | 2.4% | 2.7% | -2.2% | 6.4% |
| October | - | 9.7% | -7.2% | 2.7% | 1.3% | -1.7% | 2.3% | 5.5% |
| November | - | -11.5% | -1.7% | 3.2% | 1.7% | 7.9% | 2.5% | -0.7% |
| December | 8.8% | -0.0% | 6.9% | 6.0% | -0.4% | 0.9% | 3.1% | - |
| YTD | 8.8% | 11.8% | 19.0% | 15.3% | -4.8% | 11.3% | 14.1% | 5.6% |

***Figure for November 2007 is estimated***

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

**Performance Analysis** *(as at 30th November 2007)*

| | ACL Alternative Program USD Share Class A (1st December 2000) | ACL Alternative Fund USD Share Class A (31st January 2002) |
|---|---|---|
| Cumulative Return | 113.3% | 78.4% |
| Annualised ROR | 11.4% | 10.3% |
| Largest Monthly Gain | 10.6% | 10.6% |
| Largest Monthly Loss | -11.5% | -7.7% |
| Annualised Volatility | 15.1% | 13.9% |
| Volatility from Nov 2003 | 12.4% | 12.4% |
| Maximum Drawdown | -17.8% | -17.8% |
| Sharpe Ratio | 0.6 | 0.5 |

*The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002*

AbbeyCapital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

### Trading Style Analysis

Nine of the twenty managers in the ACL Alternative were positive in November, with Long-term Trendfollowing strategies seeing month-end losses as energy prices reversed sharply. Short-term trading recorded strong gains on the month, capturing the appreciation of the JPY and decline in equity markets. Value trading was negative, with the sharp early-month unwinding of carry trade activity resulting in losses. The reversal in the CHF at month-end saw Macro strategies record a slightly negative performance.

### Correlation Table

*(Monthly Returns from December-2000 to November-2007)*

| | ACL Alternative Program USD Share Class A | S&P 500 | MSCI World (gross local) |
|---|---|---|---|
| ACL Alternative Program USD Share Class A | 1.0 | -0.2 | -0.2 |
| S&P 500 | | 1.0 | 1.0 |
| MSCI World (gross local) | | | 1.0 |

Source S&P 500, MSCI World: Bloomberg


ACL Alternative Program USD Share Class A Cumulative Return - December 00 to November 07*
$2,400
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 Invested In December 00 = $2,133
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
** Figure for November 07 is estimated**

** The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002*


ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: November 07*
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
-1.50%
-2.00%
-2.50%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector
*The above graph shows gross figures, excluding interest and fees.

| Fund Class | Inception Date |
|---|---|
| ACL Alternative Fund USD Share Class A | January 2002 |
| ACL Alternative Fund Euro Share Class A | July 2004 |
| ACL Alternative Fund USD Share Class B | July 2006 |
| ACL Alternative Fund GBP Share Class B | January 2006 |

END